Mail Stop 3561

November 22, 2006

Patrick D. Schwartz
Vice President,
Deputy General Counsel-
Corporate and Assistant Secretary
HSBC Finance Corporation
2700 Sanders Road
Prospect Heights, Illinois

> **Re:** **HSBC Private Label Credit Card**
> **Registration Statement on Form S-3**
> **File No. 333-138404**
> **Filed November 3, 2006**

Dear Mr. Schwartz,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectuses and the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. Please provide your analysis as to why you are not a series trust. We note statements like the following on page 24 of the base prospectus which raises the question: "All series of notes offered by this prospectus will be backed by the assets in pool one unless the prospectus supplement for a series specifies a different pool of assets for that series."

Prospectus Supplement

Prospectus Supplement Summary, page S-7

6. Please revise the summary to provide information required by Item 1103(a)(5) of Regulation AB with regard to prefunding and/or revolving periods.

7. Please provide bracketed disclosure to indicate that you will identify any credit enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB and briefly describe the protection or support provided by the enhancement. Refer to Item 1103(a)(3)(ix).

The Receivables and Related Accounts, page S-14

8. We note that the receivables conveyed to the trust have included and may in the future include receivables that are contractually delinquent and other receivables that have been charged off. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to General Instruction I.B.5.(a)(ii) of Form S-3 and to Item 1101(d) of Regulation AB.

Purchase of Notes by the Depositor, page S-36

9. We remind you that a title of a class of securities must include the word "callable" when an optional redemption or termination feature may be exercised when 25% or more of the original principal balance of the particular series in which the class was issued is still outstanding. Please refer to Item 1113(f)(2) of Regulation AB. Please revise your disclosure, as appropriate or advise.

Base Prospectus

Credit Enhancements, page 8

10. Though you reference "swap arrangements" and "guaranteed rate agreements" on page 8 of the summary, you do not provide a detailed description elsewhere in the base. To the extent your discussion under "Derivative Agreements" on page 40 cover these agreements, please revise your disclosure for consistency. In addition, please revise your disclosure to clarify that these agreements will be limited to interest rate or currency agreements or advise us how the anticipated agreements would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Prefunding Period, page 35

11. Please revise your disclosure to state that duration of the prefunding period does not extend beyond one year from the date of issuance. Refer to Item 1101(c)(3)(ii) and 1111(g) of Regulation AB.

Principal Payments, page 37

12. With a view to disclosure, please provide a separate discussion on the revolving period. Please refer to Refer to Item 1101(c)(3)(iii) and 1111(g) of Regulation AB and revise your disclosure accordingly.

Credit Enhancement, page 37

General, page 37

13. Please revise your disclosure to describe the use of cross support features.

Paired Series, page 44

14. Please expand your description of "Paired Series" to better explain how this structure would affect the interest of each respective noteholder. Also, please tell us supplementally the reasons why you are utilizing this structure and the mechanics of how it will work. We may have further comment upon reviewing your response.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile
        Peter Humphreys, Esq.
        McDermott Will & Emery LLP
        (212) 547-5444